Exhibit (j)(1)

Consent of Independent Registered Public Accounting Firm

The Board of Trustees

Legg Mason Partners Institutional Trust

We consent to the use of our reports dated October 17, 2014, with respect to the financial statements of Western Asset Institutional Liquid Reserves, Western Asset Institutional Cash Reserves, Western Asset Institutional U.S. Treasury Reserves, Western Asset Institutional Government Reserves, Western Asset Institutional Tax Free Reserves, Western Asset Institutional U.S. Treasury Obligations Money Market Fund, and Western Asset Institutional AMT Free Municipal Money Market Fund, each a series of Legg Mason Partners Institutional Trust, as of August 31, 2014, incorporated herein by reference and to the references to our firm under the headings “Financial Highlights” in the Prospectuses and “Independent Registered Public Accounting Firm” in the Statement of Additional Information of Legg Mason Partners Institutional Trust.

New York, New York

December 12, 2014